U.S. Securities and Exchange Commission
			        Washington, D.C. 20549

				      Form SB-1

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

			    Emerging Holdings USA, Inc.
		 (Name of small business issuer in its charter)

Delaware
(State or jurisdiction of incorporation or organization)

5190
(Primary Standard Industrial Classification Code Number)

20-4032838
(I.R.S. Employer Identification No.)

	   888 16th St. NW Ste. 800, Washington, DC 20006   (202) 355-1348
             (Address and telephone number of principal executive offices)

		   888 16th St. NW Ste. 800, Washington, DC 20006
	(Address of principal place of business or intended principal place of
				 business)

		  Lyn Klein, Harvard Business Services Inc
		    16192 Coastal Hwy Lewes, DE 19958
			     (302) 645-7400
	(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective for a three month period unless extended for an additional 90 days if we so choose to do so.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



				CALCULATION OF REGISTRATION FEE

Title of each class of Securities being Registered
Common

Dollar amount to be registered
$ 10,000,000

Proposed maximum offering price per share
$5

Proposed maximum aggregate offering price
$50,000,000

Amount of registration fee
$5,350


EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION.
THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR
TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER
TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE
IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR
TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. Disclosure alternative used (check one): Alternative 1; Alternative 2; X


				EMERGING HOLDINGS USA, INC
				  CROSS-REFERENCE SHEET

Item Number	Heading: Heading in Prospectus

1.		Front of the Registration Statement and Outside Front
		Cover Page of Prospectus:
		Facing pages; Front Cover Page
2.		Inside Front and Outside Back Cover Pages of
		Prospectus:
		Inside Front and Outside Back Cover Pages of
		Prospectus
3.		Summary Information and Risk Factors:
		Summary of Our Offering; Risk Factors
4.		Use of Proceeds:
		Summary of Our Offering; Use of Proceeds;
		Plan of Operations
5.		Determination of Offering Price:
		Risk Factors; Determination of Offering Price;
		Plan of Distribution/Terms of Our Offering
6.		Dilution:
		Summary of Our Offering; Risk Factors;
		Dilution of the Price You Pay for Your Shares
7.		Selling Security Holders:
		Not Applicable
8.		Plan of Distribution:
		Front Cover Page; Plan of Distribution/Terms
		of Our Offering
9.		Legal Proceedings:
		Legal Proceedings; Directors, Executive Officers,
		Promoters and Control Persons
10.		Directors, Executive Officers, Promoters
		and Control Person:
		Directors, Executive Officers, Promoters
		and Control Persons
11.		Security Ownership of Management:
		Security Ownership of Certain Beneficial
		Owners and Management
12.		Description of the Securities:
		Description of Securities
13.		Interest of Named Experts and Counsel:
		Interest of Named Experts and Counsel
14.		Disclosure of Commission Position on
		Indemnification for Securities Act Liabilities:
		Disclosure of Commission Position on
		Indemnification for Securities Act
15.		Organization Within Last Five Years:
		Not Applicable
16.		Description of Business:
		Business
17.		Management's Discussion and Analysis
		of Plan of Operation:
		Plan of Operation
18.		Description of Property:
		Description of Property
19.		Certain Relationship and Related
		Transactions:
		Certain Relationships and Related
		Transactions
20.		Market for Common Equity and Related:
		Front Cover Page; Risk Factor;
		Determination of Stockholder Matters Offering Price; Security Ownership of Beneficial Owner and
		Management; Share Capital Structure; Market for Common Equity and Related Stockholder Matters
21.		Executive Compensation:
		Executive Compensation
22.		Financial Statements:
		Financial Statements
23.		Changes In and Disagreements with
		Accountants on Accounting and
		Financial Disclosure:
		Changes in and Disagreements with
		Accountants on Accounting and
		Financial Disclosure.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.


					Prospectus

				EMERGING HOLDINGS USA, INC

			888 16th St. NW Ste. 800, Washington, DC 20006

			    Up to 2,000,000 Shares of Common Stock
				Offering Price: $5.00 per share

Before this offering, there has been no public market for the common stock.

We are offering up to a total of 2,000,000 shares of common stock on a best efforts basis, no minimum, 2,000,000 shares maximum basis.
The offering price is $5 per share. There is no minimum number of shares that we have to sell. The offering will be for a period of 90 days from the effective date and may be extended for an additional
90 days if we so choose.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
STARTING AT PAGE 3.

		Price to Public	Commission(1)(2) Fund Raising Net Proceeds
						  Expenses     to Us(3)(4)


Per Share	       $5.00	  $ 0.00	  $.25		$4.75

Aggregate
Offering Price	  $ 10,000,000	  $ 0.00	$500,000      $9,500,000

Note:
(1) Management of Emerging Holdings USA Inc is selling the securities and will not receive commission in conjunction with the sale of these securities.
(2) The shares are being offered to prospective investors on a direct participation basis.
(3) Expenses are not expected to exceed $500,000, and include our consulting, travel, lodging, presentation locations and materials, legal and accounting fees, transfer agent's fees, filing fees, and printing costs. (See Use of Proceeds and Plan of Distribution.)
(4) No escrow account will be set up and all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital in the priorities set by Emerging Holdings USA Inc.
        (See Use of Proceeds).


There is no minimum number of shares that must be sold in this offering. Because there is no minimum number of shares that has to be sold in this offering, there is no assurance that we will achieve the proceeds level described in the above table.

We are a start-up company and we have not yet generated or realized any revenues from our business operations.
We are not a blank check company. We have no intentions of merging with any other companies, allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the Rules of the Securities Act of 1933. We must raise cash in order to implement our business plan.

Emerging Holdings USA Inc is a holding trading company.
Our business model is primarily to operate as a trading company that will acquire, process and distribute agro raw materials domestically and internationally. As required by the competitive environment, our business model includes vertical integration as required to remain competitive.

The date of this prospectus is January 1, 2006.



					TABLE OF CONTENTS

								        Page
SUMMARY OF OUR OFFERING							1
Our Business							 	1
Our Offices								1
The Offering							 	1
Selected Financial Information				 	 	2
Risk Factors							 	2
RISK FACTORS							 	3
Risk Related to Our Business					 	3
Risk Related to Our Capital Structure			 	 	4
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING
STATEMENT								6
USE OF PROCEEDS							 	7
DETERMINATION OF OFFERING PRICES				 	8
DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES		 	 	8
PLAN OF DISTRIBUTION; TERMS OF OFFERING			 	 	9
Offering Being Made By Emerging Holdings USA Inc	 	 	9
No Escrow of Proceeds						 	9
No Broker is Being utilized in this Offering		 	 	9
Opportunity to Make Inquiries						10
Procedures for Prospective Investors					10
Expiration Date
LEGAL PROCEEDINGS							10
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS							10
Identification of Directors and Executive Officers			10
Background of Officers and Directors					11
Significant Employees							12
Involvement in Certain Legal Proceedings				12
Family Relationships							12
Audit Committee Financial Expert					12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT								13
Security Ownership of Certain Beneficial Owners
And Management								13
Changes in Control							13
INTEREST OF NAMED EXPERTS AND COUNSEL					14
DISCLOSURE OF COMMISION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES BUSNIESS					14
Business Development 							14
Our Business and Background						15
Competitive Factors							17
Regulations								18
Environmental Laws							18
Employees and Employment Agreements					18
Reports to Securities Holders						18
PLAN OF OPERATIONS							19
Forward Looking Information						19
Our Proposed Plan of Operation						19
Capital Requirements 							20
DESCRIPTION OF PROPERTY							21
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS				21
MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS							21
Market Information							21
Dividends								22
Equity Compensation Plan						22
EXECUTIVE COMPENSATION							22
Summary of Compensation of Executive Officers				22
Stock Options/SAR Grants						22
Long-Term Incentive Plans						22
Compensation of Directors						23
Employment Contracts and Termination of Employment			23
PRINCIPAL STOCKHOLDERS							23
Future Sales to Existing Stockholders					24
EXPERTS									24
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE					24
FINANCIAL STATEMENTS							25



					SUMMARY OF OUR OFFERING

The following summary information is qualified in its entirety by the detailed information appearing elsewhere in the Prospectus.

Our Business

Emerging Holdings USA Inc is a company incorporated under the laws of the State of Delaware on December 19, 2005. We have not commenced active business operations. We intend to invest in the acquisition, processing and exportation of agro and related raw materials from Nigeria and other West African countries. This includes vertical integration as necessary. We plan to leverage a lucrative economic space by building an economic bridge between the US, the world`s most powerful and abundant economy, and Nigeria, a resource rich, highly fragmented, under-developed nation early half the population of the US. The company will focus on revitalization and growth operations in the agro raw materials sector focused primarily on exports.

Our Offices

Our administrative office is located at 888 16th St. NW Ste. 800,
Washington, DC 20006 and our registered statutory office is located at 888 16th St. NW Ste. 800, Washington, DC 20006.

The Offering

Securities being offered:	Up to 2,000,000 shares of common stock,
                                par value $2.00
Offering price per share:	$5.00
Offering period:		The shares are being offered for a
                                period not to exceed 90 days,
				unless extended by our board of
                                directors for an additional 90 days.
Net proceeds:			Up to $9,500,000 (total raised minus
                                offering expenses)
Use of proceeds:	 	Assuming all 2,000,000 shares are sold:
 	Gross Proceeds:              			$ 10,000,000
 		Fund Raising Expenses:             	$    500,000
    		SEC Registration (Incl.Prep.):   	$    100,000
    		Travel Expenses:                 	$     40,000
   		Marketing Materials:             	$     20,000
    		Consulting:                      	$     80,000
    		Investor Relations:              	$     50,000
    		Research and Analysis:           	$     40,000
    		Legal Expenses:                  	$     75,000
    		Funding Meetings:                	$     65,000
    		Contingency:                     	$     30,000
	Net Proceeds:                			$  9,500,000
    		Agro Rubber:                     	$  2,500,000
    		Agro Palm Oil:                   	$  2,000,000
    		Agro Cassava:                    	$  1,500,000
    		Limestone/Block Processing:      	$  1,000,000
    		Vertical Integration:            	$  1,000,000
    		Processing Facilities/Office:    	$  1,000,000
    		Corporate Infrastructure:        	$    500,000
Number of Shares of Common 	2,000,000
Stock Committed to be Issued:	Before the Offering: 2,000,000
 				Shares Offered: 2,000,000
 				After the Offering: 4,000,000
                                (assuming all 2,000,000 shares sold)



Selected Financial Information

 					December 31, 2005
BALANCE SHEET DATA:
	Current Assets:	        	    	$0
	Other Assets:		    		$0
	Total Assets:		    		$0
	Total Liabilities:		    	$0
	Deficit:		    		$0
	Shareholder Deficiency:		    	$0

 		      From inception December 19, 2005 to December 31, 2005 INCOME STATEMENT DATA:
	Total Income:		  		$0
	Total Expenses: 		  	$0
	Net Profit (Loss):		  	$0


(See Financial Statements - Schedule I for complete and accurate financial information about Emerging Holdings USA, Inc)

Risk Factors

The securities offered in this Prospectus involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford to lose their entire investment. Such risk factors include, among others, lack of company operating history and limited resources, discretionary use of proceeds, no escrow of proceeds, high risk business environment and competition in selected area of business.

Investment in our company also involves significant risks because this is a startup company with no operating history.
In addition, our products are primarily coming from foreign operations, mostly third world countries.



					RISK FACTORS

Please consider the following risk factors before deciding to invest in the common stock.

Risks Related to Our Business

General Instability.

There is a high risk of war, revolution, civil uprising, riots, border disputes, expropriation, renegotiation, modification or termination of otherwise valid contracts, imports, export and transportation regulations and tariffs in third world countries.

Uncertain Fiscal Policies.

Taxation policies, including royalties and tax increases and retroactive tax claims may occur. High and unpredictable inflations may occur.

Uncertain Monetary Polices.

Exchange controls, currency fluctuations, and other monetary uncertainties arising out of foreign government sovereignty over the company`s or its international operations may arise.

Uncertain US Policies Towards Foreign Country.

Changes in US laws and policies may impact foreign trade, taxation and investments.

International Legal Jurisdiction.

There is a possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

Local Legal System

May be subject to local legal systems of decrees, laws regulations, interpretations, and court decisions which are not fully developed and which may be retroactively applied.

Uncertain Costs and Barriers

May be subject to an inability to profitably operate the Company`s business due to the costs and barriers imposed by significant corruption existing in Nigeria and other similar under developed countries.


Risks Related to Our Capital Structure and this Offering

You may Not Receive Dividend Income from an Investment in the Shares and As a Result May Never See a Return on Your Investment.

We have never declared or paid a cash dividend on our common shares. Payment of dividends will be at the sole discretion of the board of directors of the company. Accordingly, there is a possibility the board may never declare dividends and the securities may never be publicly traded. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of the securities offered by Emerging Holdings USA, Inc.

We Have Analytically Determined the Initial Public Offering Price based on projected future income and cash flows and this May Not Be the Market Price of the Shares after the Offering.

The offering price of the shares offered under this prospectus has been analytically determined by us based on what we believe purchasers of such speculative issues would be willing to pay for the shares of common stock of Emerging Holdings USA, Inc. and does not necessarily bear any material relationship to book value, par value, or any other established criterion of value. As a result, it may be difficult for you to resell your shares at or above the offering price.

You May Not Be Able to Resell Any Shares You Purchased in this
Offering as Emerging Holdings USA, Inc is Not Listed or
Quoted on a Secondary Trading Market and There is Currently
No Market for Emerging Holdings USA, Inc's Securities.

There is no trading market for Emerging Holdings USA, Inc`s common stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market-maker concerning the participation of such market-maker in creating an after-market for Emerging Holdings USA, Inc's common stock on the Pink Sheets or the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. This means that it may be hard or impossible for you to find a willing buyer for your stock should you decide to sell it in the future or to resell the shares at or above the offering price. (See "Market Information").

Our Issuance of Further Shares and the Eligibility of Issued Shares for Resale Will Dilute Our Common Stock and Could Lower the Price a Willing Buyer Would Pay for Our Common Stock.

The shares being offered in this prospectus, if all are sold, represents 40% of our total common shares committed to be issued on a fully-diluted basis. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock of $5.00 per share and the pro forma as adjusted book value per share of our common stock which would be $2.00 per share at the time of sale which is a dilution of over 60% of your investment We calculate book value per share by multiplying the par value by shares outstanding. Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants, all of which may further dilute our net tangible book value. The dilution of our common stock could lower the price a willing buyer would pay for our common stock based on the fact our break-up value per share and our earning ratio per share would be reduced.

Your individual Vote as a Stockholder will be Insignificant as Mr. Iseghohi, the management team and the advisory board will Continue to Control Emerging Holdings USA, Inc. After this Offering.

Mr. Tom Iseghohi will own 2,000,000 Shares of Emerging
Holdings USA, Inc yet to be issued and will control approximately
40% of the outstanding shares of Emerging Holdings USA, Inc after this offering. In addition, the advisory board and management team members will own 1,000,000 which is equivalent to 20% of the shares outstanding.

We may Need to Obtain Additional Funding in the Future and May Be Unable to Obtain Such Funding on Satisfactory Terms,
Which Will Dilute You as a Stockholder and May Impose Burdensome
Financial Restrictions on Our Business.

Future events, including the problems, delays, expenses and other difficulties frequently encountered by start-up companies may lead to cost increases that could make the net proceeds of this offering insufficient to fund our proposed operations. Emerging Holdings USA, Inc may seek additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. The inability of Emerging Holdings USA, Inc. to raise additional equity capital or borrow funds required to effect its operating plan, may have a material adverse effect on Emerging Holdings USA, Inc.'s financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require us to pay significant amounts of interest and principal payments, reducing the resources available to us to expand our existing business. Some types of equity financing may be highly dilutive to our stockholders' interest in our assets and earnings. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility.


	CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Such factors include, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this prospectus. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.



			USE OF PROCEEDS

Our offering is being made on a best effort - no minimum basis. The net proceeds to us after deducting offering expenses of $500,000 will be $9,500,000 if all of the shares are sold. We will use the proceeds as follows:

					Amount Raised

Allocation		25%		50%		75%		100%
			$ 2,500,000	$ 5,000,000	$ 7,500,000	$ 10,000,000
Offering Expenses:
SEC Registration Fee1:	$	5,350	$	5,350 	$	5,350 	$	5,350
Travel Expenses:	$	40,000	$	40,000 	$	40,000 	$	40,000
SEC Filling Preparation:$	98,930 	$	98,930 	$	98,930 	$	98,930
Marketing Materials:	$	20,000 	$	20,000 	$	20,000 	$	20,000
Consulting:		$	80,000 	$	80,000 	$	80,000 	$	80,000
Contingency:		$	30,000 	$	30,000 	$	30,000 	$	30,000
Investor Relations:	$	50,000	$	50,000	$	50,000	$	50,000
Research & Analysis:	$	40,000	$	40,000	$	40,000	$	40,000
Legal Expenses:		$	75,000	$	75,000	$	75,000	$	75,000
Funding Meetings:	$	65,000	$	65,000	$	65,000	$	65,000
Direct Investment	$    2,000,000	$    4,500,000	$    7,000,000	$    9,500,000

Notes:
1.	SEC registration fee is $5,350
2.	SEC Filling preparation includes printing, engraving, accounting, blue sky, miscellaneous

We have allocated a wide range of money for filling preparation and consulting. That is because we do not know how much will ultimately be needed for filling preparation. Also we plan to utilize various consulting resources to assist with locating potential investors as well as performing the analytical and presentation work necessary to effectively communicate our business model. We believe that the required filling preparation and consulting work will cost up to $120,000.

Marketing Materials includes the cost of marketing securities to the public and potential investors. Travel Expenses includes cost related to visiting foreign locations for validation in preparation for investor discussion as well as travel related to investor presentations.

Our offering expenses are comprised of a Securities and Exchange Commission filing fee, Travel Expenses, Marketing Materials, SEC Registration Preparation, Consulting and Contingency fees.

Our directors and officers will not receive any compensation for their efforts in selling our shares.While we currently intend to use the proceeds of this offering substantially in the manner set forth above, we reserve the right to reassess and reassign the use if, in the judgment of our board of directors, changes are necessary or advisable. Specifically, we may choose to invest in different stages of the value chain i.e. raw materials acquisition, raw material processing or raw material exports. Or choose to invest in the entire process for a particular commodity.


				DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been analytically derived or arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value.

In addition, no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares.

Among the factors we considered in determining the offering price were:

1.	Our lack of an operating history,
2.	The proceeds we want to raise in this offering,
3.	The amount of capital to be contributed by purchasers in this offering in proportion to
	the amount of stock to be retained by our existing stockholders, and
4.	Our relative cash requirements.


			  DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

You will suffer substantial dilution in the purchase price of your stock compared to the net book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $5.00 per share for the common stock offered herein, and the net book value per share of the common stock immediately after its purchase. Our net book value per share is calculated by multiplying our shares outstanding by our par value per share.

Our book value prior to the offering as of December 31, 2005 is ($4,000,000) or approximately ($2.00) per common share.
Prior to selling any shares in this offering, we had 2,000,000 shares of common stock committed



			PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

Offering Being Made by Emerging Holdings USA, Inc.

Emerging Holdings USA, Inc is offering up to 2,000,000 shares to the public, at a price of $5.00 per share. The offering price was analytically and arbitrarily determined by management. The offering is not subject to a minimum subscription level.

Emerging Holdings USA, Inc will review all subscriptions immediately on receipt to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by Emerging
Holdings USA, Inc or its legal counsel, the subscription will be accepted and the check for the purchase price will be deposited.
If, for any reason, an investor is determined to not be suitable or if the subscription is rejected for any other reason, the investor`s check and all subscription documents will be promptly returned to the investor without interest and without deduction.
We have the right to completely or partially accept or reject any subscription for shares offered in this offering, for any reason or for no reason.

No Escrow of Proceeds

There will be no escrow of any of the proceeds of this offering.
Accordingly, we will have use of all funds raised as soon as we accept a subscription and funds have cleared. These funds shall be non-refundable to subscribers except as may be required by applicable law.

No Broker Is Being Utilized in this Offering

As of the date of this Prospectus, no broker has been retained by us for the sale of the shares. All sales will be made by personal contact by our directors and officers. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by our directors and officers Mr. Iseghohi or introduced to Mr. Iseghohi and personally contacted by him. Although Mr. Iseghohi is an associated person of Emerging Holdings USA, Inc as that term is defined in Rule 3a4-1 under the Securities Exchange Act of 1934 he is deemed not to be a broker for the following reasons:

-	He is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.
-	He will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or Indirectly on transactions in securities.
-	He is each not an "associated person" of a broker or dealers at the time of his participation in the sale of our securities.
-	He intends to be actively involved in the business of
Emerging Holdings USA, Inc after the closing of this offering.
-	He is not nor has been a broker or dealer, or an associated
person of a broker or dealer. And,
-	He has not been involved in selling an offering of securities for Emerging Holdings USA, Inc or any issuer within the last 12 months.


Opportunity to Make Inquiries

Emerging Holdings USA Inc will make available to each offeree, prior to any sale of shares, the opportunity to (1) ask questions of and receive answers from Emerging Holdings USA, Inc concerning any aspect of the investment and (2) obtain any additional information necessary to verify the accuracy of the information contained in this prospectus, to the extent Emerging Holdings USA Inc possesses such information or can acquire it without unreasonable effort or expense.

Procedures for Prospective Investors

You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the expiration date, to us. The subscription price of $5 per share must be paid in cash or by check, bank draft or postal express money order payable in United States dollars to our order.

You should make your check payable to "Emerging Holdings USA, Inc", and return your subscription agreement to:

Emerging Holdings USA, Inc.
888 16th St. NW Ste. 800
Washington, DC 20006

If you have any questions about this offering, please call
Ms. Svetlana Stepanova at 202-355-1348 during regular business hours (Eastern Standard Time).

Expiration Date

The offering will remain open until all shares offered in this offering are sold or until three months after the effective date of this prospectus date and may be extended for an additional 90 days, if we so choose. We may decide to cease selling efforts at any time prior to such date. If this offering is oversubscribed, we may consider whether or not you expect to hold the shares purchased in this offering long term in determining whether and to what extent we will accept your subscription. We anticipate having one or more closings of this offering whenever we receive and accept new subscriptions.

					LEGAL PROCEEDINGS

Emerging Holdings USA, Inc is not a party to any pending litigation and, to the best of its knowledge, none is threatened or anticipated.


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identification of Directors and Executive Officers

Each of our officers is elected by the board of directors for a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, auditing or compensation committees.


The names, addresses, ages and positions of our present officers and directors are set forth below:

Name			Age	Positions 		Date First Held

Tom Iseghohi		42	President 		December 19, 2005
10220 Rutland			Secretary
Round RD 			Chief Executive Officer
Columbia, MD 21044		Director


Background of Officers and Directors

The principal occupation and business experience during the last five years for each of our present directors and executive officers are as follows:

Tom Iseghohi, President, Chief Executive Officer, Secretary & Director.

Tom is presently the Chief Executive Officer and President of Emerging Holdings USA, Inc, a D.C. based Company. Tom joined
Emerging Holding USA from American Express in 2005. At American Express, Tom was Executive Vice President, Global Finance, Corporate Controller nd Chief Procurement Officer. Tom thrives on big challenges and winning. He is an experienced executive with more than 18 years of corporate business experience with leadership roles in Finance, Strategy, Purchasing, Sales, Marketing and Operations. Tom also has Executive and junior experiences in the 3 main industries; Financial Services, Consumer Products and Industrials. He has been an executive in 3 of the most respected and successful companies in the world; Ford Motor Company, $176 billion in annual revenue, Pepsi-Cola Company, $20 billion in annual revenue and American Express Group of Companies with $23 billion in annual revenue. Tom is presently engaged in the revitalization of Economy with a primary focus on Exports, SME Revitalization, Mergers and Acquisitions in the
Financial Services industry as well as Stock Exchange liquidity.
Tom was appointed American Express Executive Vice President,
Corporate Officer, Chief Accountant, Global Corporate Controller and Head of World Wide Purchasing in 2001. He led finance transformation initiatives for American Express. The company added over $30 billion in shareholder value during his time at American Express. Tom also ran global car pricing and marketing strategy for Ford Motor Company. He redesigned and implemented
Ford`s European Logistics Strategy, developed and implemented
21st Century Purchasing (A complete redesign of Ford`s approach to spending Ford`s $96 billion annual purchasing budget) while
Executive Director of Global Purchasing Strategy at Ford Motor Company. Tom ran sales operations for Pepsi-Cola
Company for the entire United States about 70% of the company`s Sales. Sales grew significantly while operating costs declined simultaneously. He was assigned Chief Financial
Officer for Pepsi`s Texoma Division.

Tom obtained his undergraduate degree in Accounting and Computer Science from Bethune-Cookman College and his MBA in
Finance and International Business from The Ohio State University. He passed the CPA (Chartered Accountancy) exam in 1993.


Significant Employees

Emerging Holdings USA, Inc has no employees who are not executive officers, but who are expected to make a significant contribution to our business.
We intend to hire Business Analysts, Business Development Executives and Administration Staff on an as needed basis. We have not entered into any negotiations or contracts with any of them.
We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

All of the members of our board of directors have extensive experience in the manufacturing and exports industry. Emerging Holdings USA, Inc is in the start phase and therefore the time requirements to date on the members of our board of directors have been minimal. We expect these time requirements going forward will increase but none of our directors or officers will spend 100% of his time on the business of Emerging Holdings, USA Inc. Mr. Iseghohi to date has spent and will continue to spend at least 50% of his time on the affairs of Emerging Holdings USA, Inc. He has visited the potential countries of exports and potential customers of imported agricultural commodities.
He has organized Emerging Holdings USA, Inc.'s initial seed financing and this prospectus offering.

Involvement in Certain Legal Proceedings

During the past five years, none of our directors or officers have been:

-	a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
-	convicted in a criminal proceeding or named subject to a
        pending criminal proceeding
       (excluding traffic violations and other minor offenses);
-	subject to any order, judgment or decree, not subsequently
        reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any
        type of business, securities or banking activities; or
-	found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

Not Applicable.

Audit Committee Financial Expert

To date, we have not solicited or requested auditing of our financials. This is due to the fact that Emerging Holding USA, Inc has no assets, no liabilities no cash flow as of December 31, 2005.



		SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of December 31, 2005 regarding the beneficial ownership of our common stock to be issued by
(i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) by each of our directors and executive officers and (iii) by all of our executive officers and directors as a group.
Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

Name and Address 	Amount and Nature of 		Percentage of
			Beneficial Ownership(1)		Class(1)
                                                     of Beneficial Owner

Tom Iseghohi		2,000,000				40%
10220 Rutland 		(Restricted securities as defined
Round RD Columbia, 	in the Securities Act of 1933)
MD 21044

All officers and 	2,000,000				40%
directors 		(Restricted securities as defined
as a group (1 persons) 	in the Securities Act of 1933)


Note: (1) Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.


Changes in Control

There are no present arrangements or pledges of Emerging Holdings USA, Inc`s securities which may result in a change in control of Emerging Holdings USA, Inc.


				DESCRIPTION OF SECURITIES

Common Stock

Emerging Holdings USA, Inc is authorized to issue 2,000,000 shares of common stock, with par valueof $5.00 per share. Emerging Holdings USA, Inc has no other classes of stock. As of December 31, 2005, Emerging Holdings USA, Inc had committed to be issued 2,000,000 shares of common stock. All shares of the common stock are equal to each other with respect to voting, and dividend rights, and are equal to each other with respect to liquidation rights.

Special meetings of the shareholders may be called by the President or Board of Directors of Emerging Holdings USA, Inc., or on the request of holders of at least ten percent of the outstanding voting shares. Holders of shares of the common stock are entitled to one vote at any meeting of the shareholders for each share of the common stock they own as of the record date fixed by the Board of Directors.
At any meeting of shareholders, a quorum consists of one-third of the outstanding shares of the common stock of Emerging Holdings USA, Inc. entitled to vote, represented in person or by proxy. A vote of the majority of the shares of the common stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of the common stock outstanding.

There are no conversions, pre-emptive or other subscription rights or privileges with respect to any share. It should be noted that the bylaws may be amended by the Board of Directors without notice to the shareholders.


Non-Cumulative Voting. The shares of the common stock of Emerging Holdings USA, Inc do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the common stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Dividends. The payment of dividends by Emerging Holdings USA, Inc, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, on its earnings, its capital requirements and its financial condition, as well as other relevant factors. Emerging Holdings USA, Inc has not paid a cash or stock dividend and does not anticipate paying any cash or stock dividends in the foreseeable future. (See Risk Factors).


Transfer Agent

We will serve as our own transfer agent and register for the common stock until such time as this registration is effective and do not intend to have a transfer agent until further notice. This decision may be changed in the future.


			INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this Form SB-1 was hired on a contingent basis or will receive a direct or indirect interest in Emerging Holdings USA Inc.


DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
                          ACT LIABILITIES


Emerging Holdings USA, Inc's articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by Delaware state law. Emerging Holdings USA, Inc's bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Emerging Holdings USA, Inc or is or was serving at the request of Emerging Holdings USA, Inc as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities
Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.


				BUSINESS

Business Development

We were incorporated on December 19, 2005 in the State of Delaware.

We have not had any bankruptcy, receivership or similar proceeding since incorporation.

There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation.
We have no property.

Our Business

Change what exists today. Recognize opportunity where others don't. Merge two very different economies and create one robust economic space each leveraging the strengths of the other and neutralizing the risks that are apparent when they exist independently.
The expertise and credibility to merge these two economies and seize control of the opportunity that emerges. This is what is possible but this possibility has not been leveraged for a variety of reasons. We have the power to change this reality.

The company will initially focus on agro raw materials acquisition, processing and exportation. Longer term, we will focus on revitalization and growth industry sectors focused primarily on exports. We will initially capitalize on the multitude of opportunities that exist in the world`s most under-served capitalistic democracy, Nigeria. The company will quickly transition to a dual economic model with growth businesses in Africa (Nigeria, Ghana and South Africa) and stabilizing businesses in the United States and China. In each economy, we will develop business models, pilot them, incubate them, accelerate them and spin them off as separate businesses to generate the most value for shareholders. Longer term, we expect to attract Non-African institutional and individual investors and grow our capital base to $1 billion.

Emerging Holdings USA, Inc believes that success in Nigeria requires an operating company model.

In the Nigerian business environment, concepts have to be incubated and executed while maintaining possession of the capital at all times to prevent embezzlement and fraud.


Background

- 	The potential of Nigeria in terms of the possibilities of p
remium investor returns is largely undisputed around the world.
Yet most of the world`s investment dollars shy away from Nigeria.
- 	Wall Street is not interested in investing in Nigeria
primarily for 2 reasons:
	1. Lack of transparency and credibility
	2. Lack of a track record of US investor success in Nigeria
- 	If a US company existed with 3-5 years credible track record of successfully investing in Nigeria,repatriating shareholder returns back to the US and delivering premium returns relative to what is possible in the US, individual and institutional investors will aggressively invest.
- 	Emerging markets typically enjoy very high PE`s relative
to other listed companies and funds.
- 	Based on the above, it is fair to surmise that successfully
addressing the 2 issues above will lead to strong capital appreciation for founders and investors as demonstrated by similar initiatives in other Emerging Markets such as China,
India, and Russia.
- 	It is reasonable to expect that if the right strategies
are implemented, investor funds targeted at Emerging Holdings could approach the $1B range in about 5-7 years.
- 	VC firms in Nigeria believe that the issue is not lack
of funding but lack of bankable business models.

Business Model

Our business model is primarily a business incubator model. We have developed business models in the agro raw material sector. We intend to professionalize and develop them to prepare them for major
Private Equity Investment or IPO. We will develop operating companies around these business models, staff and appropriately fund and operate our subsidiaries to take advantage of the tremendous opportunity to supply the world with agro raw materials.

We will manage the subsidiaries in a highly professional manner.
We will expand their operations domestically and internationally where applicable. Contingent on board approval, we expect to take them to a PE firm or public within 3 years.
Typically, we will target a 10:1 exit payout.

Targeted Industries

- Raw and Processed Rubber, Cassava, Bio-Diesel, cocoa, Sorghum Exports
- Raw Material Processing may include Limestone processing to Cinder Block
- This will include vertical integration of some or all of processes


Competitive Factors

The best way to describe the industry we are competing in is to say that it is an emerging industry. We are not aware of any other company that has an incubator model targeted at feeding the PE and IPO community with bankable companies in Africa. Most companies that are based in the West that invest directly in Africa are mostly oil companies who have direct operations or textile companies with direct operations.
In addition, you have Private Equity firms that invest in existing companies to take them to the next level. Since our main focus is on an incubator model, we will occupy a space that is presently vacant and highly demanded by the PE firms and the SME funds of major African banks. We view these companies as competing outside our industry and as potential investor targets as we exit our portfolio companies. They are alsopotential customers for analytical services, due diligence, and research services. In addition, their primary focus and objective is not consistent with our objective to develop operating companies primarily in Africa.

Ultimately, this will provide an investment vehicle for direct investments by individual and institutional investors. There are also mutual funds and private equity funds that have direct investment portfolios. All of these funds have a fundamental difference between their business model and ours that we believe make them not direct competitors but potential investors in our company. We are not an investment company or a fund manager. We are an operating company. This is a fundamental difference.

The fact is that they are all looking for alternative investment vehicles into Africa that have a credible track record of success and high credibility and transparency. What we are doing is actually defining a new industry that has not yet been established in Africa. We are creating an industry that will leverage the fund raising capability of Mutual Funds, Venture Funds and Private Equity Funds with world class operating capability to incubate and professionalize highly lucrative business opportunities.

Critical Success Factors

Critical Success Factors for the incubator industry are as follows:

1. Credibility and track record of founders
2. Ability to attract and retain top talent
3. Legal entity in an environment of world class rule of law
4. Sarbanes Oxley compliance and strict financial transparency
5. 30% premium on highest New York investment index
6. World Class Operating Capability
7. Deep knowledge, access, and credibility in operating markets

We are building Emerging Holdings USA, Inc to be strong in all of these critical success factors and have already demonstrated strong capability either through founder`s track record or in the work we have done thus far.

We believe that any emerging competitor at this time will be weak in at least 3 of these factors.


Regulations

Our export business is subject to all export regulation laws of the manufacturing country. We are also subject to all import regulation laws of the US that impact what agricultural commodities we decide to import.

Environmental Laws

We will be subject to any environmental laws that are applicable in the sourcing and manufacturing country.

Employees and Employment Agreements

At present, we have no employees, other than our officers
Mr. Tom Iseghohi, and our director, who is not compensated for his services. Mr. Tom Iseghohi does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees. Upon funding and startup of operations, the board will design and implement employee compensation packages.

We intend to hire Consultants, Business Development Executives, and Administrators on an as needed basis. We have not entered into any negotiations or contracts with any of them. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

Reports to Securities Holders

As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Securities Exchange
Act of 1934 will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports and other documents filed with the Commission may also be available electronically on the World Wide Web at http://www.sec.gov.

We may elect not to file a Form 8-A or other Registration Statement under the Securities Exchange Act of 1934 and therefore, will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us. After we complete this offering, we will not be required to furnish you with an annual report.



				PLAN OF OPERATION

Forward Looking Information

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our Proposed Plan of Operation

Operating Strategy

Due to the general complexity of the business model, it is critical we minimize operating complexity.

As a result, we intend to begin our operations by focusing on one business at a time. We will initially begin operations by manufacturing limestone and block related materials.

We will also begin our rubber export operations, industrial starch and palm oil for bio-diesel. In addition, we will engage in exportation of used engines from the US to Nigeria.

We will first, pilot each concept, prepare it for scaling, stabilize the operations and ensure it is cash flow positive prior to launching subsequent businesses. All the operating concepts will be initially prioritized at the analytical level and then sequenced to be executed as described above.
Our general corporate strategy as well as our operating strategy hinges on our ability to attract and retain the right talent and to leverage our operating track record in the industries we intend to compete in. We believe that these critical success factors position us to be very successful as we have a proven track record of success in both of these areas.
They will also assist us in our competitive defense of the space as the strategic complexity of the model as well as the operating expertise required to effectively execute the business model will be very difficult for potential entrants to replicate.

Initiative Calendarization

We have utilized the following criteria to sequence and prioritize our business opportunities:

1. Access and experience in targeted business
2. Ease of execution
3. Required capital
4. Relative returns

Given the criteria above and the opportunities we are presently evaluating, we have decided to begin by focusing on Nigerian opportunities in the following areas:

1. Local raw materials acquisition, processing and exports
2. Exportation of Rubber, Cocoa, Palm Oil, Industrial Starch, and
Sorghum to the United States and China
3. We will also engage in Limestone and Cinder Block manufacturing using local raw materials

On an ongoing basis, we will continue to explore and prioritize other business opportunities.

The final decision on sequencing beyond our initial focus on the areas above will depend on management recommendation and board approval.


Capital Requirements

The following table sets forth our capitalization as of December 31, 2005. Our capitalization is presented on:

-	A pro forma basis to give effect to net proceeds from
        the sale of the maximum number of shares (2,000,000)

				   Actual                    After Maximum
				December 31, 2005            	Offering

Stockholder`s Equity
Common Stock, $2.00 par value;
2,000,000 shares authorized;	4,000,000			10,000,000
Additional Paid in Capital		0			10,000,000
Retained Earnings			0				 0
Total Stock Holder`s Equity	4,000,000			20,000,000

Total Capitalization		4,000,000			20,000,000

Number of Shares Outstanding	2,000,000			 4,000,000

The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive of conversion rights, and liquidation rights as is common to a sole class of common stock.
The company has no sinking fund or redemption provision on any of the currently outstanding stock and will have none on the stock in this offering.

Need for Additional Capital

If we are successful in selling the 2,000,000 shares of common stock offered under this prospectus, management believes we will have sufficient capital to complete the initial projects. We will assess whether to proceed with other projects.

If the initial projects are successful we plan to either further scale the projects. We expect to organically fund future projects. However, if we are unsuccessful in organically funding our expansion, it is likely we issue more stock or take on additional debt. Both of these actions could significantly dilute the securities in this offering.

If we are unable to sell 2,000,000 shares of the planned offering we will not have sufficient capital available to fund the initial projects. It is likely we will scale down our initial operations to be consistent with funds raised in this offering.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue or expand our operations. Equity financing could result in additional dilution to existing shareholders.


Expected Performance

On average and over time, we expect to achieve 30% return on investment and 40% return on equity. If we are successful in delivering such numbers, we expect to get enough attention from the investing community to attract significant premiums to cost of initial investment in our company. Private equity firms and venture firms who invest in early round companies that deliver the type of results we expect sometimes get returns in the 50 to 1 range when a public market develops.
It is important to note that this is not an assurance that a similar outcome will occur with Emerging Holdings USA.
As was noted in the section on risk factors, it is possible that an investor in our securities can completely lose their investment. Only investors who can afford to lose their entire investment should invest in this offering. No public market has been established for the common stock of Emerging Holdings USA, Inc. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Emerging Holdings USA, Inc's securities. There is no assurance that a trading market will ever develop for the common stock of Emerging Holdings USA, Inc or, if such a market does develop, that it will continue.


		        DESCRIPTION OF PROPERTY

Our Corporate facilities are located at 888 16th St. NW Ste. 800,
Washington, DC 20006.  We currently do not own any land or building.

		CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable. The company has not engaged in any business transactions.

Mr. Iseghohi is involved with other export related businesses. As a result, a conflict of interest between Emerging Holdings USA, Inc and one of these other companies may arise from time to time.

We have not formulated a policy for the resolution of such conflicts at this time.

	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

No public market has been established for the common stock of Emerging Holdings USA, Inc. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Emerging Holdings USA, Inc's securities. There is no assurance that a trading market will ever develop for the common stock of Emerging Holdings USA Inc or, if such a market does develop, that it will continue.

Emerging Holdings USA, Inc has no common equity subject to outstanding purchase options or warrants. Emerging Holdings USA, Inc has no securities convertible into its common equity. Emerging Holdings USA, Inc has no common equity that can be sold pursuant to Rule 144 under the Securities Act of 1933. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly registered by Emerging Holdings USA, Inc.

As of December 31, 2005, there were 2,000,000 shares of common stock committed to be issued by the Company, held by one (1) shareholder of record of which one is a director of Emerging Holdings USA, Inc.
On completion of this offering, we will have 5,000,000 shares of common stock outstanding, assuming all 2,000,000 shares offered are sold. After the offering, 5,000,000 of the 5,000,000 shares of common stock outstanding will be immediately tradeable without restriction under the Securities Act of 1933 except for any shares purchased by an "affiliate" of ours, as that term is defined in the Securities Act of 1933, as amended. Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act of 1933, as amended.

Dividends

No dividends have been paid to date and none is expected to be paid in the foreseeable future.

Equity Compensation Plan

We do not have any securities authorized for issuance under any equity compensation plans.


			EXECUTIVE COMPENSATION

Summary of Compensation of Executive Officers

Not applicable (nil) as no officer or director has ever received annual compensation since our date of incorporation. Our only officer and director receives no compensation at this time for his services.

Mr. Iseghohi became a director and officer of Emerging Holdings
USA, Inc on the date we were incorporated, December 19, 2005.

Stock Options/SAR Grants

No grants of stock options or stock appreciation rights were made since our date of incorporation December 19, 2005.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Compensation of Directors

No cash compensation was paid to our directors for their services as directors since our date of incorporation December 19, 2005.
We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.
Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Employment Contracts and Termination of Employment

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment
(as a result of resignation or retirement).


					PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering.

The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Name and Address	Amount and Nature of		Percent of Class
of Beneficial Owner	Beneficial Ownership (1)	Before Offering/
							After Offering (2)

Tom Iseghohi		2,000,000			100% / 50%
			(Restricted securities as
			defined in the Securities
			Act of 1933)
Notes:
1.	Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.
2.	Assuming all 2,000,000 shares are sold.
3.	Mr. Iseghohi does not intend to purchase any shares under
this offering.


Future Sales by Existing Stockholders

Not applicable. Currently, no future shares of common stock are committed to be issued to the existing stockholder, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after the acquisition of their shareholdings;

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

				EXPERTS

 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                       FINANCIAL DISCLOSURE

We have not appointed any independent accountants. We have had no change in, or disagreements with, our principal independent accountants since our formation in 2005.




			 FINANCIAL STATEMENTS

Our fiscal year end is December 31.

[THERE ARE NO HISTORICAL FINANCIALS DUE TO THE FACT THAT
EMERGING HOLDINGS USA, INC IS A START-UP AND
NO BUSINESS TRANSACTIONS HAVE OCCURRED TO DATE]
HOWEVER BELOW IS A 5 YEAR PROJECTED INCOME STATEMENT OF
OUR ANTICIPATED PERFORMANCE in thousands

 	 	 Y1	 Y2	 Y3	 Y4	 Y5	 Y6	  Y7

Sales	 	36,000 68,400 102,600 133,380 173,394 225,412 293,036

COGS	 	16,000 34,200  51,300  66,690  86,697 112,706 146,518

Gross Profit	20,000 34,200  51,300  66,690  86,697 112,706 146,518

Controllable
Cost	 	 5,400 10,260  15,390  20,007  26,009  33,812  43,955

Interest
Expenses         6,120  4,896	3,917   3,133   2,507   2,005	1,604

Operating
Income	         8,480 19,044  31,993  43,550  58,181  76,889 100,958

Income Tax	 2,544  6,665  11,198  15,242  20,363  26,911  35,335

Net Income       5,936 12,379  20,796  28,307  37,818  49,978  65,629

Analytical
Market
Capitalization 100,912 210,436 353,525 481,223 642,902 849,622 1,115,588



Item 27. Exhibits (see at the end of the document)

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B.

Articles of Incorporation

Bylaws

Specimen Stock Certificate


Item 28. Undertakings

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 Emerging Holdings USA, Inc hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Emerging Holdings USA, Inc pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Emerging Holdings USA, Inc.
in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Emerging Holdings USA, Inc hereby undertakes to:

1.	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
a.	Include any prospectus required by section 10(a)(3) of the
Securities Act of 1933;
b.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
c.	Include any additional or changed material information on the plan of distribution.
2.	For determining liability under the Securities Act of 1933
treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
3.	File a post-effective amendment to remove from registration
any of the securities that remain unsold at the end of the offering.


				SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-1 Registration Statement and has duly caused this Form SB-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on this 10th day of January, 2006.

EMERGING HOLDINGS USA, INC

BY:

/s/ Tom Iseghohi

__________________________________
Tom Iseghohi
President, Chief Executive Officer, Secretary and a member of the Board of Directors

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Tom Iseghohi, as true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form SB-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Tom Iseghohi

_________________________________
Tom Iseghohi
Emerging Holdings USA Inc
President, Chief Executive Officer, Secretary and a member of the Board of Directors

Signed: January 10, 2006